FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of February 2011.

Total number of pages: 6

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Reorganize Group Companies through Corporate Split Transactions between Nidec and a Subsidiary and between Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released at on February 5, 2011 in Kyoto, Japan

Nidec to Reorganize Group Companies through Corporate Split Transactions between Nidec and a Subsidiary and between Subsidiaries

Nidec Corporation (NYSE: NJ, “Nidec”) today announced that its Board of Directors determined at a meeting held today that a portion of Nidec’s management over its subsidiaries and a portion of the subsidiary management by Nidec Techno Motor Holdings Corporation (a wholly owned subsidiary of Nidec, “NTMC”) will be transferred to Nidec Motor Holdings Corporation (a wholly owned subsidiary of Nidec, “NMHJ”) through absorption-type corporate split transactions (kyushu bunkatsu).

The following summarizes the planned corporate split transactions through which the relevant operations are expected to be transferred to the wholly owned subsidiary of Nidec.

1.  Purpose of the Planned Group Company Reorganization

In an effort to achieve its goal of becoming the world’s leading manufacturer of all kinds of motors, Nidec has sought to strengthen its existing businesses and launched a new mid- to long-term growth strategy, “Vision 2015,” aiming to a create a group of companies with a target sales level of ¥2 trillion in the fiscal year ending March 31, 2016.  As part of the strategy, Nidec seeks to achieve further organic growth with a focus on general motors for home appliances as one of its core growth businesses.

In line with this strategic focus, Nidec has strengthened its home appliance general motor business in Europe and North America through its acquisition of Sole Motors, an Italian company, in January 2010 and its acquisition of the motors and controls business of Emerson Electric Co., a U.S. company, in October 2010.  Nidec also established NMHJ in October 2010 with a plan to make it the holding company to manage the home appliance general motor business in Europe and North America.

To execute this plan, Nidec intends to reorganize the relevant group companies through the following corporate split transactions with the expected effective date being April 1, 2011.  Through the proposed reorganization, Nidec seeks to streamline and further strengthen its home appliance general motor business and improve its profitability.

2.  Summary of the Proposed Group Company Reorganization

(1)  Outline of the Proposed Corporate Split Transactions

①

Nidec’s management of the following subsidiaries (the “Nidec Motor Subsidiaries”) will be transferred through an absorption-type corporate split transaction to NMHD:

≪Nidec Motor Subsidiaries≫

■ NIDEC MOTOR CORPORATION

■ NIDEC MOTOR CANADA CORPORATION

■ NIDEC MOTOR COLOMBIA SAS

■ NIDEC MOTOR (CARACAS) SA

■ Compania de Motores Domesticos, S.A. de C.V.

■ Rotores S.A. de C.V.

■ Controles Electromecanicos de Mexico S.A. de C.V.

■ Nidec Motor (Qingdao) Motor Co., Ltd.

■ Emerson Laminaciones de Acero de Monterrey, S.A. de C.V.

■ Motores Reynosa, S.A. de C.V.

■ Motores U.S. de Mexico S.A. de C.V.

■ SR Drives Manufacturing Limited

■ Switched Reluctance Drives Limited

②

NTMC’s management of its subsidiary, Nidec Sole Motor Corporation S.R.L. (“Nidec Sole Motor”), will be transferred through an absorption-type corporate split to NMHJ.

(2)  Outline of the Planned Group Company Reorganization

＜Current Holding Structure of Relevant Subsidiaries＞

＜Expected Holding Structure of Relevant Subsidiaries after Reorganization (as of April 1, 2011)＞

3.  Description of the Proposed Corporate Split Transactions

(1)

Proposed Transfer of Nidec’s management of the Nidec Motor Subsidiaries to NMHJ through a Corporate Split Transaction

①

Schedule for the Corporate Split Transaction

February 5, 2011

Board Approval of the Transaction (Nidec and NMHJ)

February 5, 2011

Execution of Corporate Split Agreement (Nidec and NMHJ)

February 25, 2011 (Plan)

Shareholder Meeting to Approve the Transaction (NMHJ)

April 1, 2011 (Plan)

Effective Date of the Transaction

(Note)

In accordance with Article 784, Paragraph 3, of the Company Act of Japan, Nidec intends to use a simplified absorption-type corporate split procedure where Nidec’s shareholder approval is not required for the transaction.

②

Method of Corporate Split

The planned corporate split transaction is expected to be an absorption-type corporate split transaction where a portion of Nidec’s operations will be transferred to NMHJ.

③

Shares Issued in Connection with the Corporate Split Transaction

In connection with the planned corporate split transaction, NMHJ will issue one share of its common stock to Nidec.

④

Changes to Stock Acquisition Rights and Bonds with Stock Acquisition Rights as a Result of the Corporate Split Transaction

No changes are expected to the stock acquisition rights or the bonds with stock acquisition rights issued by Nidec as a result of the planned corporate split transaction.

⑤

Changes in Capital as a result of the Corporate Split Transaction

No increase or decrease is expected to Nidec’s common stock or additional paid-in capital as a result of the planned corporate split transaction.

⑥

Rights and Obligations to Be Assumed by the Transferee

NMHJ is expected to assume the assets and liabilities and contractual and other rights and obligations relating to the subsidiary management functions of Nidec with respect to the Nidec Motor Subsidiaries that are being transferred to NMHJ.

⑦

Anticipated Impact on Performance of Financial Obligations

As the planned corporate split transaction will be entered into between Nidec and NMHJ, a wholly owned subsidiary of Nidec, the planned transaction is not expected to result in an impairment of the ability of Nidec or NMHJ to perform their respective financial obligations.

⑧

Overview of the Companies Party to the Corporate Split Transaction

	Nidec	NMHJ
(1) Company name	Nidec Corporation	Nidec Motor Holdings Corporation
(2) Description of business	Development, manufacture and sales of small precision motors, small precision fans, and mid-size motors	Management, and other businesses incidental thereto, of subsidiaries and other group companies that are engaged in the home appliance general motor business
(3) Date of incorporation	July 23, 1973	October 1, 2010
(4) Address of head office	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto
(5) Company representative	Shigenobu Nagamori Chairman of the Board, President and Chief Executive Officer	Shigenobu Nagamori Representative Director and Chairman
(6) Share capital	66,551 million yen	10 million yen
(7) Number of issued shares	145,075,080	200
(8) Fiscal year end	March 31	March 31
(9) Major shareholders and shareholding ratios (as of September 30, 2010)

1. Shigenobu Nagamori

8.23%

2. Japan Trustee Services Bank, Ltd. (Trust account)

6.94%

3. The Master Trust Bank of Japan, Ltd. (Trust account)

6.72%

4. The Bank of Kyoto, Ltd.

4.08%

5. SN Kohsan, Ltd.

3.79%

6. The Dai-ichi Life Insurance Co., Ltd.

3.04%

7. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2.42%

8. Nippon Life Insurance Company

2.32%

9. Meiji Yasuda Insurance Company

2.19%

10. MOXLEY AND CO.

1.96％

(Note) Nidec, holding 5,784,000 shares of treasury stock (3.98%), has been excluded from the list of major shareholders above.

Nidec Corporation 100%

	Nidec	NMHJ
(10) Financial results for, and financial condition as of and of, most recent fiscal year	Fiscal year ended March 31, 2010 (Consolidated, in millions of yen)	Not applicable as NMHJ was incorporated on October 1, 2010.
Net assets	401,531
Total assets	692,791
Net assets per share (yen)	2,443.16
Net sales	587,459
Operating income	78,342
Net income	51,961
Net income per share (yen)	373.04
Annual dividend per share (yen)	65

(Note）

Nidec prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), as follows:

- “Net assets” represents the sum of “shareholders’ equity” and “noncontrolling interests.”

- “Net assets per share” represents “shareholders’ equity per share.”

- “Ordinary profit” is omitted because there is no corresponding item under U.S. GAAP.

- “Net income” and “net income per share” represent “net income attributable to Nidec” and “net income attributable to Nidec per share,” respectively.

- Pursuant to FASB Accounting Statements Codification (ASC) 205-20, “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No. 144, “Accounting for the impairment or disposal of Long-Lived Assets.”), results of discontinued operations have been reclassified retrospectively in Nidec’s consolidated financial data.

⑨

Summary of the Operations Subject to the Corporate Split Transaction

Subsidiary management functions with respect to the Nidec Motor Subsidiaries

⑩

Changes Immediately Following the Corporate Split Transaction

No changes are expected with respect to the registered corporate name, principal businesses, registered headquarters, representative’s name and title, capital or fiscal year of Nidec or NMHJ immediately following the planned corporate split transaction.

⑪

Expected Impact on Financial Results

As the proposed corporate split transaction will be entered into between Nidec and NMHJ, a wholly owned subsidiary of Nidec, the proposed transaction is not expected to have a material impact on Nidec’s consolidated results of operations.

(2)

Proposed Transfer of NTMC’s Subsidiary Management Operations Relating to Nidec Sole Motors to NMHJ through a Corporate Split Transaction

①

Schedule for the Corporate Split Transaction

February 5, 2011

Board Approval of the Transaction (NTMC and NMHJ)

February 5, 2011

Execution of Corporate Split Agreement (NTMC and NMHJ)

February 25, 2011 (Plan)

Shareholder Meeting to Approve the Transaction (NTMC)

April 1, 2011 (Plan)

Effective Date of the Transaction

(Note)

In accordance with Article 796, Paragraph 3, of the Company Act of Japan, NMHJ intends to use a simplified absorption-type corporate split procedure where NMHJ’s shareholder approval is not required for the transaction.

②

Method of Corporate Split

The proposed corporate split transaction is expected to be an absorption-type corporate split transaction where a portion of NTMC’s operations will be transferred to NMHJ.

③

Shares Issued in Connection with the Corporate Split Transaction

As the proposed corporate split transaction will be entered into between wholly owned subsidiaries of Nidec, no shares or other consideration will be issued or paid to NTMC.

④

Changes to Stock Acquisition Rights and Bonds with Stock Acquisition Rights as a Result of the Corporate Split Transaction

Not applicable.

⑤

Overview of the Companies Party to the Corporate Split Transaction

	NTMC	NMHJ
(1) Company name	Nidec Techno Motor Holdings Corporation	Nidec Motor Holdings Corporation
(2) Description of business	Development and sales support for subsidiary products, and centralized purchasing of raw materials for subsidiaries	Management, and other businesses incidental thereto, of subsidiaries and other group companies that are engaged in the home appliance general motor business
(3) Date of incorporation	September 25, 2009	October 1, 2010
(4) Address or head office	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto
(5) Company representative	Kimura Toshihiro President	Shigenobu Nagamori Representative Director and Chairman
(6) Share capital	2,500 million yen	10 million yen
(7) Number of issued shares	100,000	200
(8) Fiscal year end	March 31	March 31
(9) Major shareholders and shareholding ratios	Nidec Corporation 100%	Nidec Corporation 100%
(10) Financial results for, and financial condition as of and of, most recent fiscal year	Fiscal year ended March 31, 2010 (Japanese GAAP)	NMHJ does not have data representing financial results and financial condition for the most recent fiscal year because it was incorporated on October 1, 2010.
Net assets	4,924 million yen
Net assets per share	49,249 yen 80 sen
Net sales	473 million yen
Operating loss	116 million yen
Ordinary loss	99 million yen
Net loss	75 million yen
Net loss per share	750 yen 19 sen
Annual dividend per share	None

⑥

Expected Impact on Financial Results

As the proposed corporate split transaction will be entered into between wholly owned subsidiaries of Nidec, the planned transaction is not expected to have a material impact on Nidec’s consolidated results of operations.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transactions not being realized, shifts in technology or user preferences for particular technologies, and changes in economic or regulatory environments.  Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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